CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(Dollars in thousands, except per share amounts)	2012	2011	2012	2011
Basic Earnings Per Share
Net income	$1,231	$999	$3,427	$2,867
Weighted average common shares	2,734,799	2,734,799	2,734,799	2,734,799

Basic Earnings Per Share	$0.45	$0.37	$1.25	$1.05

Diluted Earnings Per Share
Net income	$1,231	$999	$3,427	$2,867
Weighted average common shares	2,734,799	2,734,799	2,734,799	2,734,799
Weighted average effect of assumed stock options	1,517	0	1,128	0

Total	2,736,316	2,734,799	2,735,927	2,734,799

Diluted Earnings Per Share	$0.45	$0.37	$1.25	$1.05

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